EXHIBIT 99.2

                 BOX BROTHERS HOLDING COMPANY FILES CONSENT TO
                     INSTALL NEW BOARD AT BOX ENERGY CORP.

DALLAS, June 27, 1996 -- Box Brothers Holding Company (BBHC) today filed a consent with Box Energy Corp., an oil and gas exploration company, to replace the existing Board of Directors. At the same time, BBHC has filed a motion in the Delaware Chancery Court for an expedited ruling confirming the action taken.

      The consent will amend the bylaws of the company to permit the removal of the current Board of Directors and will fix the number of Board members at seven.

      BBHC which owns 57% of the 3.23 million Class A voting shares of Box Energy said it hopes to install the new Board within 30 days. The persons designated as Directors by BBHC are:

      - Don D. Box is chairman of Box Energy Corporation. Mr. Box is also vice present of Box Brothers Holding Company and a director and president of CKB & Associates, Inc. and CKB Petroleum, Inc.

      - Alan Shapiro is a director of Box Energy Corporation. Professor Shapiro is chairman of the Department of Finance and Business Economics in the Graduate School of Business Administration of the University of Southern California. He has served on the Box Energy Board of Directors since 1994.

      - Thomas W. Rollins is chief executive officer and founder of Rollins Resources, a natural gas and oil consulting firm. Mr. Rollins has more than four decades of geological background working for various major oil companies and independents.

      - Richard D. Squires is president of RS Holdings, Inc. and R3 Realty Corp., real estate investment firms located in Dallas. Previously, he was chief financial officer of Ft. Worth Holdings, Inc. and vice president of finance for the Americana Hotels Corporation.

      - Glen Adams is chairman, president and CEO of Southmark Corporation. He also serves on the Board of U. S. Home Corporation and Zale Corporation. Previously, Mr. Adams was chairman, president, and CEO of The Great Western Sugar Company.

      - Bernay Box is the founder and president of Bernay Box &Co., Inc., a private investment advisory firm. Bernay Box & Co., Inc. is also the General Partner of Belmar Partners, Ltd., a private investment limited partnership.

      - Daryl Buchanan is a CPA who has served many years as CFO for George Investment Co., a Houston and Dallas diversified investment firm with interests in oil and gas properties and securities.

      Don Box said the new Board of Directors will be committed to improve the company's returns for all shareholders.

      Don Box also said that BBHC favors holding the Box Energy Annual Meeting of Stockholders at the earliest possible date, since the current Board has failed to hold a shareholders meeting since May 4, 1995. If an Annual Meeting has not been held by the time the new Board is installed, the new Board will call the Meeting to be held as soon as possible thereafter. "Hopefully, well before September 10," said Mr. Box.

      Mr. Box indicated that BBHC had requested the current Board to hold the Annual Meeting in early August, but, as recently announced, the Board has delayed the date for the Meeting until September 10.

      BBHC is a privately-held Delaware company formed in 1992. In addition to Box Energy Corporation stock, its holdings primarily include other entities engaged in oil and gas production and related activities.